                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     St. Mary Land & Exploration Company
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   792228 10 8
                                   -----------
                                 (CUSIP Number)

                              Chris J. Malan, Esq.
                             333 West Center Street
                           North Salt Lake, Utah 84054
                                 (801) 296-7700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 792228 10 8
          -----------
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Flying J Oil & Gas Inc.

         I.R.S. Identification No. of above persons (entities only)

------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
              -----
         (b)
              -----
------------------------------------------------------------------------------
(3)      SEC Use Only
                      -------------------------------------------
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) OO
                                            --
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:  0
Shares                                         -
Beneficially      ------------------------------------------------------------
Owned by          (8)      Shared Voting Power:  3,380,818
Each                                             ---------
Reporting         ------------------------------------------------------------
Person            (9)      Sole Dispositive Power:  1,690,409
With                                                ---------
                  ------------------------------------------------------------
                  (10)     Shared Dispositive Power:  1,690,409
                                                      ---------
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 3,380,818
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  10.8%
                                                             -----
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - HC, CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
          -----------
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Big West Oil & Gas Inc.

         I.R.S. Identification No. of above persons (entities only)

------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
             -----
         (b)
             -----
------------------------------------------------------------------------------
(3)      SEC Use Only
                      -------------------------------------------
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) OO
                                            --
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:  0
Shares                                         -
Beneficially      ------------------------------------------------------------
Owned by          (8)      Shared Voting Power:  1,690,409
Each                                             ---------
Reporting         ------------------------------------------------------------
Person            (9)      Sole Dispositive Power:  1,690,409
With                                                ---------
                  ------------------------------------------------------------
                  (10)     Shared Dispositive Power:  0
                                                      -
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,690,409
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  5.4%
                                                             ----
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
          -----------
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Flying J Inc.

         I.R.S. Identification No. of above persons (entities only)

------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
             -----
         (b)
             -----
------------------------------------------------------------------------------
(3)      SEC Use Only
                      -------------------------------------------
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) OO
                                            --
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:  0
Shares                                         -
Beneficially      ------------------------------------------------------------
Owned by          (8)      Shared Voting Power:  3,380,818
Each                                             ---------
Reporting         ------------------------------------------------------------
Person            (9)      Sole Dispositive Power:  0
With                                                -
                  ------------------------------------------------------------
                  (10)     Shared Dispositive Power:  3,380,818
                                                      ---------
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 3,380,818
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  10.8%
                                                             -----
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) -HC, CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
          -----------
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Flying J Corp.

         I.R.S. Identification No. of above persons (entities only)

------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
              ------
         (b)
              ------
------------------------------------------------------------------------------
(3)      SEC Use Only
                      -------------------------------------------
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) OO
                                            --
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Utah
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:  0
Shares                                         -
Beneficially      ------------------------------------------------------------
Owned by          (8)      Shared Voting Power:  3,380,818
Each                                             ---------
Reporting         ------------------------------------------------------------
Person            (9)      Sole Dispositive Power:  0
With                                                -
                  ------------------------------------------------------------
                  (10)     Shared Dispositive Power:  3,380,818
                                                      ---------
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 3,380,818
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  10.8%
                                                             -----
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - HC, CO
------------------------------------------------------------------------------

CUSIP No. 792228 10 8
          -----------
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

         Osborne Jay Call

         I.R.S. Identification No. of above persons (entities only)

         Not applicable
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
              -----
         (b)
              -----
------------------------------------------------------------------------------
(3)      SEC Use Only
                       ------------------------------------------
------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions) OO
                                            --
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) [     ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         United States
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:  0
Shares                                         -
Beneficially      ------------------------------------------------------------
Owned by          (8)      Shared Voting Power:  3,380,818
Each                                             ---------
Reporting         ------------------------------------------------------------
Person            (9)      Sole Dispositive Power:  0
With                                                -
                  ------------------------------------------------------------
                  (10)     Shared Dispositive Power:  3,380,818
                                                      ---------
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 3,380,818
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [      ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  10.8%
                                                             -----
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions) - HC, IN
------------------------------------------------------------------------------

Item 1.    Security and Issuer.

         This statement on Schedule 13D relates to shares of common stock, $.01 par value, of St. Mary Land & Exploration Company, a Delaware corporation
("St. Mary"). The address of the principal executive offices of St. Mary is 1776
Lincoln Street, Suite 700, Denver, Colorado 80203.

Item 2.    Identity and Background.

         This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

                  1. Flying J Oil & Gas Inc., a Utah corporation;

                  2. Big West Oil & Gas Inc., a Utah corporation;

                  3. Flying J Inc., a Utah corporation;

                  4. Flying J Corp., a Utah corporation; and

                  5. Osborne Jay Call ("O. Jay Call").

         Schedule A to this statement on Schedule 13D, which is incorporated herein by reference, provides additional information about each Reporting Person and, with respect to each corporate Reporting Person, (a) the executive officers and directors of such Reporting Person, (b) the persons that may be deemed to control such Reporting Person (such Reporting Person's "Controlling Persons")
and (c) the executive officers and directors, if any, of such Controlling
Persons, as required by Instruction C to Schedule 13D.

         None of the Reporting Persons, and to the best of each corporate
Reporting Person's knowledge none of the executive officers or directors of such
Reporting Person, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

         Pursuant to a Purchase and Sale Agreement dated as of December 13, 2002
(the "Purchase and Sale Agreement") among Flying J Oil & Gas Inc., Big West
Oil & Gas Inc., NPC Inc. ("NPC") and St. Mary, as amended by an Addendum thereto dated January 29, 2003 (the "Addendum"), on January 29, 2003 Flying J
Oil & Gas Inc. and Big West Oil & Gas Inc. acquired from St. Mary a total of 3,380,818 restricted shares of St. Mary common stock in exchange for the transfer by Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. to
NPC, a wholly owned second tier subsidiary of St. Mary, of certain oil and gas properties and related assets. Of the 3,380,818 shares of St. Mary common stock issued by St. Mary to Flying J Oil & Gas Inc. and Big West Oil & Gas
Inc., 1,690,409 shares were issued to Flying J Oil & Gas Inc. and 1,690,409 shares were issued to Big West Oil & Gas Inc. In connection with the completion of the Purchase and Sale Agreement, an Indemnity Guarantee Agreement
dated January 29, 2003 (the "Indemnity Guarantee Agreement") was entered into between NPC and Flying J Inc.

         Pursuant to a Put and Call Option Agreement dated as of January 29,
2003 (the "Put and Call Option Agreement") among St. Mary, Flying J Oil &
Gas Inc. and Big West Oil & Gas Inc., on January 29, 2003 (a) St. Mary
granted a put option (the "Put Option") whereby Flying J Oil & Gas Inc. and
Big West Oil & Gas Inc. can elect to require St. Mary to purchase all (and not a portion) of the total of 3,380,818 shares of St. Mary common stock issued to Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. for a total purchase price of $71,593,795 together with interest thereon at the rate of
Libor plus 2% for a period of up to 30 months after January 29, 2003, and (b)
Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. granted a call option (the "Call Option") whereby St. Mary can elect to require Flying J Oil
& Gas Inc. and Big West Oil & Gas Inc. to sell to St. Mary all (and not a portion) of the total of 3,380,818 shares of St. Mary common stock issued to
Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. for a total sales price of $97,447,094.

         Pursuant to a Nonrecourse Secured Promissory Note dated January 29,
2003 (the "Nonrecourse Secured Promissory Note") by Flying J Oil & Gas Inc.
and Big West Oil & Gas Inc., on January 29, 2003 St. Mary made a nonrecourse loan (the "Loan") to Flying J Oil & Gas Inc. and Big West Oil & Gas Inc.
of a total of $71,593,795 bearing interest at Libor plus 2%. Pursuant to a Stock
Pledge Agreement from Flying J Oil & Gas Inc. and Big West Oil & Gas
Inc. to St. Mary executed as of January 29, 2003 (the "Stock Pledge Agreement"),
the total of 3,380,818 shares of St. Mary common stock issued to Flying J Oil
& Gas Inc. and Big West Oil & Gas Inc. have been pledged by Flying J Oil
& Gas Inc. and Big West Oil & Gas Inc. to St. Mary to secure repayment of the Loan. The Loan is repayable upon the earlier of: (i) the exercise of the
Put Option, or (ii) the exercise of the Call Option; and (B) in any event, no later than the later of: (i) three years and ninety days after the date of the
Loan on January 29, 2003, or (ii) one year and ninety days after the registration of the 3,380,818 shares of St. Mary common stock pursuant to a
Registration Rights Agreement dated as of January 29, 2003 (the "Registration
Rights Agreement") among St. Mary, Flying J Oil & Gas Inc. and Big West Oil
& Gas Inc. Both the Put Option and the Call Option will expire at such time that the Loan matures and becomes repayable to St. Mary in full or from and after any earlier prepayment of the Loan. Upon the exercise of either the Put
Option or the Call Option, the other option will expire, and the proceeds from the exercise of either option must be applied to the repayment of the Loan.

         Pursuant to a Share Transfer Restriction Agreement dated as of January
29, 2003 (the "Share Transfer Restriction Agreement") among St. Mary, Flying J
Oil & Gas Inc. and Big West Oil & Gas Inc., the 3,380,818 shares of St.
Mary common stock are subject to contractual restrictions on transfer for a period of two years from January 29, 2003. Pursuant to the Registration Rights
Agreement, St. Mary is required to file a registration statement for the resale of the 3,380,818 shares and have it declared effective upon the expiration of the two-year period.

         Pursuant to a Standstill Agreement dated as of January 29, 2003 (the
"Standstill Agreement") among St. Mary, Flying J Oil & Gas Inc. and Big West
Oil & Gas Inc., Flying J Oil & Gas Inc. and Big West Oil & Gas Inc.
and their affiliates cannot increase their percentage ownership of St. Mary for a period of 30 months after January 29, 2003, and Flying J Oil & Gas Inc.
and Big West Oil & Gas Inc. must vote their shares of St. Mary common stock in favor of the nominees of the St. Mary Board of Directors (the "St. Mary
Board") for election as directors and the St. Mary Board's proposals with respect to any meeting of St. Mary stockholders during that period.

         The Purchase and Sale Agreement, Addendum, Indemnity Guarantee
Agreement, Put and Call Option Agreement, Nonrecourse Secured Promissory Note,
Stock Pledge Agreement, Registration Rights Agreement, Share Transfer
Restriction Agreement and Standstill Agreement are furnished as exhibits to this statement on Schedule 13D and are incorporated herein by reference. The summaries of such contracts provided above and elsewhere in this statement are qualified in their entirety by reference to each such contract.

Item 4.    Purpose of Transaction.

         Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. acquired the total of 3,380,818 shares of St. Mary common stock on January 29, 2003 pursuant to the Purchase and Sale Agreement for the purpose of making an investment in St. Mary which reflects the business combination of St. Mary and the oil and gas properties acquired by St. Mary from Flying J Oil & Gas Inc.
and Big West Oil & Gas Inc. under the Purchase and Sale Agreement.

         As discussed under Item 3 above, pursuant to the Standstill Agreement
Flying J Oil & Gas Inc. and Big West Oil & Gas Inc. and their affiliates cannot increase their percentage ownership of St. Mary for a period of 30 months after January 29, 2003, and Flying J Oil & Gas Inc. and Big West Oil &
Gas Inc. must vote their shares of St. Mary common stock in favor of the nominees of the St. Mary Board for election as directors and the St. Mary
Board's proposals with respect to any meeting of St. Mary stockholders during that period.

         As discussed under Item 3 above, pursuant to the Share Transfer
Restriction Agreement the 3,380,818 shares of St. Mary common stock are subject to contractual restrictions on transfer for a period of two years from January
29, 2003. Pursuant to the Registration Rights Agreement, St. Mary is required to file a registration statement for the resale of the 3,380,818 shares and have it declared effective upon the expiration of the two-year period.

         Other than as set forth above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any action listed in paragraphs (a) - (j) of the instructions to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

         The percentages of outstanding shares of St. Mary common stock reported below are based on the assumption that at January 29, 2003 there were approximately 31,312,598 shares of St. Mary common stock outstanding, which reflects (i) 27,931,780 shares outstanding as of November 8, 2002 as reported in

St. Mary's Quarterly Report on Form 10-Q for the quarterly period ended
September 30, 2002, which Form 10-Q is the most recently available filing with the Securities and Exchange Commission by St. Mary containing such information, plus (ii) the total of 3,380,818 shares issued to Flying J Oil & Gas Inc. and
Big West Oil & Gas Inc. on January 29, 2003.

         (a)      The Reporting Persons beneficially own or may be deemed to beneficially own shares of St. Mary common stock as follows:

                                                     No. of Shares    % of Class
                                                     -------------    ----------
                      Flying J Oil & Gas Inc.      3,380,818         10.8%
                      Big West Oil & Gas Inc.      1,690,409          5.4%
                      Flying J Inc.                    3,380,818         10.8%
                      Flying J Corp.                   3,380,818         10.8%
                      O. Jay Call                      3,380,818         10.8%

                  Of the total of 3,380,818 shares of St. Mary common stock that the Controlling Persons may be deemed to beneficially own,
                  1,690,409 shares are held by Flying J Oil & Gas Inc., and
                  1,690,409 shares are held by Big West Oil & Gas Inc.

                  As discussed in Schedule A to this statement on Schedule 13D, which is incorporated herein by reference, Big West Oil &
                  Gas Inc. is a wholly owned subsidiary of Flying J Oil &
                  Gas Inc., which is a wholly owned subsidiary of Flying J Inc., of which Flying J. Corp. holds a controlling shareholder
                  interest. Flying J. Corp. is wholly owned by O. Jay Call.
                  Pursuant to Rule 13d-4 under the Securities Exchange Act of
                  1934, Flying J. Corp. and O. Jay Call expressly declare in this statement on Schedule 13D that the filing of such
                  statement with respect to Flying J Corp. and O. Jay Call shall not be construed as an admission that either Flying J Corp. or
                  O. Jay Call is, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

         (b)      For information regarding the number of shares of St. Mary common stock as to which each of the Reporting Persons holds or shares or may be deemed to hold or share voting and
                  dispositive power, reference is made to items (7) - (12) of the cover pages for this statement on Schedule 13D for each
                  Reporting Person.

                  With respect to voting power, all shares of St. Mary common stock covered by this statement on Schedule 13D are considered to be subject to shared voting power since, as discussed under
                  Item 3 above, pursuant to the Standstill Agreement Flying J
                  Oil & Gas Inc. and Big West Oil & Gas Inc. must vote
                  their shares of St. Mary common stock in favor of the nominees of the St. Mary Board for election as directors and the St.
                  Mary Board's proposals with respect to any meeting of St. Mary stockholders during the period of 30 months after January 29,
                  2003.

                                       10

         (c)      Other than as set forth herein, there have been no
                  transactions in shares of St. Mary common stock effected by any of the Reporting Persons during the past 60 days.

         (d)      No person other than the applicable Reporting Person and such
                  Reporting Person's Controlling Persons has the right to
                  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of St. Mary
                  common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by such Reporting
                  Person.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.

         The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of St. Mary, other than as described in this statement on Schedule
13D, including Schedule A to this statement which is incorporated herein by reference. Reference is also made to the information set forth under Items 3 and
4 of this statement for descriptions of the contracts among Flying J Oil &
Gas Inc., Big West Oil & Gas Inc. and St. Mary with respect to the shares of
St. Mary common stock held by Flying J Oil & Gas Inc. and Big West Oil &
Gas Inc. Such descriptions are incorporated under this Item 6 by reference.

Item 7.    Material to be Filed as Exhibits.

         The following exhibits are furnished as part of this statement on
Schedule 13D:

         Exhibit 1    Joint Filing Agreement dated March 5, 2003 among Flying J
                      Oil & Gas Inc., Big West Oil & Gas Inc., Flying J
                      Inc., Flying J Corp. and Osborne Jay Call*

         Exhibit 2    Purchase and Sale Agreement dated as of December 13, 2002
                      among Flying J Oil & Gas Inc., Big West Oil & Gas
                      Inc., NPC Inc. and St. Mary Land & Exploration Company
                      (filed as Exhibit 10.1 to the issuer's Current Report on
                      Form 8-K (File No. 001-31539) filed on February 13, 2003
                      and incorporated herein by reference)

         Exhibit      3 Addendum dated January 29, 2003 to Purchase and Sale
                      Agreement dated December 13, 2002 (filed as Exhibit 10.2
                      to the issuer's Current Report on Form 8-K (File No.
                      001-31539) filed on February 13, 2003 and incorporated
                      herein by reference)

         Exhibit 4    Nonrecourse Secured Promissory Note dated January 29, 2003 by Flying J Oil & Gas Inc. and Big West Oil & Gas
                      Inc. (filed as Exhibit 10.3 to the issuer's Current Report on Form 8-K (File No. 001-31539) filed on February 13,
                      2003 and incorporated herein by reference)

                                       11

         Exhibit 5    Stock Pledge Agreement from Flying J Oil & Gas Inc.
                      and Big West Oil & Gas Inc. to St. Mary Land &
                      Exploration Company executed as of January 29, 2003 (filed as Exhibit 10.4 to the issuer's Current Report on Form 8-K
                      (File No. 001-31539) filed on February 13, 2003 and
                      incorporated herein by reference)

         Exhibit 6    Registration Rights Agreement dated as of January 29, 2003 among St. Mary Land & Exploration Company, Flying J
                      Oil & Gas Inc. and Big West Oil & Gas Inc. (filed
                      as Exhibit 10.5 to the issuer's Current Report on Form 8-K
                      (File No. 001-31539) filed on February 13, 2003 and
                      incorporated herein by reference)

         Exhibit 7    Put and Call Option Agreement dated as of January 29, 2003 among St. Mary Land & Exploration Company, Flying J
                      Oil & Gas Inc. and Big West Oil & Gas Inc. (filed
                      as Exhibit 10.6 to the issuer's Current Report on Form 8-K
                      (File No. 001-31539) filed on February 13, 2003 and
                      incorporated herein by reference)

         Exhibit 8    Standstill Agreement dated as of January 29, 2003 among
                      St. Mary Land & Exploration Company, Flying J Oil
                      & Gas Inc. and Big West Oil & Gas Inc. (filed as
                      Exhibit 10.7 to the issuer's Current Report on Form 8-K
                      (File No. 001-31539) filed on February 13, 2003 and
                      incorporated herein by reference)

         Exhibit 9    Share Transfer Restriction Agreement dated as of January
                      29, 2003 among St. Mary Land & Exploration Company,
                      Flying J Oil & Gas Inc. and Big West Oil & Gas
                      Inc. (filed as Exhibit 10.8 to the issuer's Current Report on Form 8-K (File No. 001-31539) filed on February 13,
                      2003 and incorporated herein by reference)

         Exhibit 10   Indemnity Guarantee Agreement dated January 29, 2003
                      between NPC Inc. and Flying J Inc. (filed as Exhibit 10.9
                      to the issuer's Current Report on Form 8-K (File No.
                      001-31539) filed on February 13, 2003 and incorporated
                      herein by reference)

         --------------------------

         *  Filed herewith

                                       12

                                   Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2003

FLYING J OIL & GAS INC.

By:    /S/ CHRIS J. MALAN
    -----------------------------------------
Title:   Vice President
      ---------------------------------------

BIG WEST OIL & GAS INC.

By:    /S/ CHRIS J. MALAN
    -----------------------------------------
Title:   Vice President
      ---------------------------------------

FLYING J INC.

By:    /S/ OSBORNE JAY CALL
    -----------------------------------------
Title:   Chairman of Board of Directors
      ---------------------------------------

FLYING J CORP.

By:    /S/ OSBORNE JAY CALL
    -----------------------------------------
Title:   President
      ---------------------------------------

    /S/ OSBORNE JAY CALL
---------------------------------------------
Osborne Jay Call

                                       13

                                   SCHEDULE A

                       INFORMATION ABOUT REPORTING PERSONS

         Big West Oil & Gas Inc. is a wholly owned subsidiary of Flying J
Oil & Gas Inc., which is a wholly owned subsidiary of Flying J Inc., of which Flying J. Corp. holds a controlling shareholder interest. Flying J. Corp.
is wholly owned by O. Jay Call. Pursuant to Rule 13d-4 under the Securities
Exchange Act of 1934, Flying J. Corp. and O. Jay Call expressly declare in this statement on Schedule 13D that the filing of such statement with respect to
Flying J Corp. and O. Jay Call shall not be construed as an admission that either Flying J Corp. or O. Jay Call is, for the purposes of section 13(d) or
13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

         Additional information about the Reporting Persons is set forth below:

1.       Flying J Oil & Gas Inc.

         The principal business of Flying J Oil & Gas Inc. is the exploration, development and production of crude oil and natural gas. The business address of
Flying J Oil & Gas Inc. is 333 West Center Street, North Salt Lake, Utah 84504.

         Information concerning the executive officers and directors of Flying J
Oil & Gas Inc. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Flying J Oil & Gas Inc., Big
West Oil & Gas Inc. and/or Flying J Inc., (ii) has a business address of 333
West Center Street, North Salt Lake, Utah 84504, and (iii) is a citizen of the
United States.

         Name                    Position/Title
         ----                    --------------
         J. Phillip Adams        Chairman of the Board and Director
         John R. Scales          President and Director
         James W. Wilson         Vice President and Director
         Chris J. Malan          Vice President, General Counsel and Secretary
         Randall A. Plant        Chief Financial Officer

2.       Big West Oil & Gas Inc.

         The principal business of Big West Oil & Gas Inc. is the
exploration, development and production of crude oil and natural gas. The business address of Big West Oil & Gas Inc. is 333 West Center Street, North
Salt Lake, Utah 84504.

         Information concerning the executive officers and directors of Big West
Oil & Gas Inc. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Big West Oil & Gas Inc.,
Flying J Oil & Gas Inc. and/or Flying J Inc., (ii) has a business address of 333
West Center Street, North Salt Lake, Utah 84504, and (iii) is a citizen of the
United States.

                                      A-1

         Name                    Position/Title
         ----                    --------------
         J. Phillip Adams        Chairman of the Board, Treasurer and Director
         John R. Scales          President and Director
         James W. Wilson         Vice President and Director
         Chris J. Malan          Vice President, General Counsel and Secretary
         Randall A. Plant        Chief Financial Officer

3.       Flying J Inc.

         Flying J Inc. operates various integrated business interests in its own name and various affiliates. The principal business of Flying J Inc. is to provide, together with its subsidiaries, integrated hospitality and other highway related products and services, with a core business of refining, marketing and distributing petroleum products. The business address of Flying J
Inc. is 1104 Country Hills Drive, Ogden, Utah 84403.

         Information concerning the executive officers and directors of Flying J
Inc. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Flying J Inc., Big West Oil & Gas
Inc. and/or Flying J Oil & Gas Inc., (ii) has a business address of 1104
Country Hills Drive, Ogden, Utah 84403, and (iii) is a citizen of the United
States.

         Name                    Position/Title
         ----                    --------------
         O. Jay Call             Director
         Thad J. Call            Director
         Crystal Call Maggelet   Director
         J. Phillip Adams        President and Director
         Richard E. Germer       Director
         Paul F. Brown           Treasurer

         O. Jay Call is the father of Thad J. Call and Crystal Call Maggelet.

4.       Flying J Corp.

         The principal business of Flying J Corp. is a holding company for the interests of O. Jay Call in Flying J Inc. The business address of Flying J Corp.
is 1104 Country Hills Drive, Ogden, Utah 84403.

         Information concerning the executive officers and directors of Flying J
Corp. is set forth below. Unless otherwise indicated, each executive officer and director (i) is principally employed by Flying J Corp. and/or Flying J Inc.,
(ii) has a business address of 1104 Country Hills Drive, Ogden, Utah 84403, and
(iii) is a citizen of the United States.

         Name                    Position/Title
         ----                    --------------
         O. Jay Call             President and Director
         Thad J. Call            Vice President and Director
         Crystal Call Maggelet   Treasurer and Director

                                      A-2

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange
Act of 1934, each of the undersigned acknowledges and agrees that the statement on Schedule 13D with which this joint filing agreement is filed as an exhibit thereto is filed on behalf of each of the undersigned and that any subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned acknowledges that such person shall be responsible for the completeness and accuracy of the information concerning such person contained in such statement on Schedule 13D, but shall not be responsible for the completeness and accuracy of the information concerning other persons, except to the extent that such person knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 5, 2003                         FLYING J OIL & GAS INC.

                                             By:    /S/ CHRIS J. MALAN
                                                 ------------------------------
                                             Title:   Vice President
                                                    ---------------------------

Dated: March 5, 2003                         BIG WEST OIL & GAS INC.

                                             By:    /S/ CHRIS J. MALAN
                                                 ------------------------------
                                             Title:   Vice President
                                                    ---------------------------

Dated: March 5, 2003                         FLYING J INC.

                                             By:    /S/ OSBORNE JAY CALL
                                                 ------------------------------
                                             Title: Chairman of Board of
                                                    Directors
                                                   ----------------------------

Dated: March 5, 2003                         FLYING J CORP.

                                             By:    /S/ OSBORNE JAY CALL
                                                 ------------------------------
                                             Title:   President
                                                    ---------------------------

Dated: March 5, 2003                            /S/ OSBORNE JAY CALL
                                               --------------------------------
                                             Osborne Jay Call